Exhibit 99.2

$3,500,000	Mineola, New York
As of November 17, 2008

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned , Kenilworth Systems Corporation (“Kenilworth” or the “Company”), a New York Corporation, having its principal place of business at 185 Willis Avenue, Suite #4, Mineola, New York  11501 (the “Maker”), hereby promises to pay to the order of Paul Terrell, Mike Sportelli and Gregory Sapon, collectively the “Payees” located at 2554 Lincoln Boulevard, Suite # 738, Marina Del Ray, California, 90291 or such other place designated in writing by the holders of this Note, pursuant to an Exclusive Software Development Agreement (hereinafter the “Software Agreement”) dated November 17, 2008 (the “Maturity Date”).  This Note is and integral part of the Software Agreement that provides for the term of this Note and when interest commences to accrue unless earlier becoming due by reason of a Default (as defined herein), the principal amount of Three Million Five Hundred Thousand 00/100 Dollars ($3,500,000), together with accrued interest, if any due, thereon at the rate of four percent (4%) per annum.  Interest shall be payable at the Maturity Date, together with the full unpaid principal sum of this Note.  All payments under this Note shall be made in immediately available funds in money of the United States of America that is lawful for the payment of public and private debts at the time such payment is due.

The Promissory Note provides for payments in connection with that certain Exclusive Software Agreement dated November 17, 2008.

The principal of, and interest on, this Note may be prepaid, in whole or in part, without premium or penalty.  All payments hereunder, including prepayments, shall be applied first to the payment of accrued and unpaid interest to the date on which any such payment is made, then to the unpaid principal balance.

Notwithstanding anything to the contrary above, (i) if the Maker fails to make payment of principal and interest hereunder in accordance with the terms and conditions of this Note and Software Agreement; (ii) if any voluntary or involuntary proceeding shall be commenced by or against the Maker under any chapter of the Federal Bankruptcy Code, or other law relating to bankruptcy, bankruptcy reorganization, insolvency or relief of debtors applicable to the Maker, and such petition or proceeding is not dismissed within 30 days from the date on which it is filed or instituted; or the Maker defaults in the performance or observance of any of its obligations under this Note, other than with respect to the payment of money, which default shall continue unremedied for a period of 15 consecutive days after the receipt by the Maker of written notice from the holder of this Note specifying such default in reasonable detail (each a “Default”) then, in any such case, the principal amount, together with any accrued and unpaid interest, less any permitted principal amounts previously paid hereunder, shall become immediately due and payable by the Maker.

The Maker hereby agrees that subject to the terms of this Note, and its obligations hereunder shall be continuing, absolute and unconditional and, without the benefit of any defense, claim, set-off, recoupment, abatement or other right, existing or future, which the Maker may have against the Payee, or any other entity, and shall remain in full force and effect until all the obligations of the Maker hereunder have been discharged.

Anything in this Note to the contrary, notwithstanding, the Payee shall not be permitted to charge, take or receive, and the Maker shall not be obligated to pay, interest in excess of the maximum rate from time to time permitted by applicable law.

Except as otherwise permitted herein, the Maker hereby waives diligence, presentment for payment, demand, protest, notice of protest and additional notice of any kind.

No forbearance, indulgence, delay or failure to exercise any right or remedy with respect to this Note shall operate as a waiver, nor as an acquiesce in any default, nor shall any single or partial exercise of any right or remedy preclude any other or further exercise thereof or the exercise of any other right or remedy.

All notices and/or other communications relating to this Note shall be in writing and deemed delivered as of the date delivered, if delivered personally, or one (1) business day after having been deposited with a courier, if sent by overnight courier, or after being sent by telecopy, if sent by telecopy (receipt confirmed), or three (3) business days after having been mailed, if mailed by registered or certified mail, postage prepaid, return receipt requested, sent to the address as first above set forth or to such other address as either of such parties shall have designated by like notice to the other party.

This Note shall be binding upon the Maker and its successors and permitted assigns and shall inure to the benefit of the Payees and any of its successors and assigns.

This Note shall be governed in all respects, including validity, interpretation and effect by the laws of the State of New York.

IN WITNESS WHEREOF, the Maker has caused this Note to be executed as of this          day of June, 2009.

KENILWORTH SYSTEMS CORPORATION

BY:	/S/ Herbert Lindo
Chairman & CEO

STATE OF NEW YORK)
) ss:
COUNTY OF NASSAU)

On the 30th day of October, 2009 before me, the undersigned, personally appeared Herbert Lindo, the Chairman and CEO of Kenilworth Systems Corporation to me or provided to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signatures on the instrument.

Notary Public